UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

FIRST INTERSTATE BANCSYSTEM, INC.

(Name of Issuer)

Class A Common Stock and Class B Common Stock

(Title of Class of Securities)

Class A Common Stock: 32055Y 201; Class B Common Stock: 32055Y 300

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule if filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Class A Common Stock: 32055Y 201; Class B Common Stock: 32055Y 300

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). Julie A. Scott Rose
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization. North Carolina, USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 779,367 (of which 2,896 are Class A Common Stock and 776,471 are Class B Common Stock)
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 779,367 (of which 2,896 are Class A Common Stock and 776,471 are Class B Common Stock)
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 779,367 (of which 776,471 shares are Class B Common Stock and 2,896 shares are Class A Common Stock)
10.	Check if Aggregate Amount in Row (9) Excludes Certain Shares (see instructions):
11.	Percent of Class Represented by Amount in Row (9): 3.8% Class A; 3.2% Class B
12.	Type of Reporting Person (see instructions): IN

CUSIP No. Class A Common Stock: 32055Y 201; Class B Common Stock: 32055Y 300

Item 1.

(a)	Name of Issuer:

First Interstate BancSystem, Inc.

(b)	Address of Issuer’s Principal Executive Office:

401 North 31st Street

Billings, Montana 59101

First Interstate BancSystem, Inc, (“the Issuer”) Class A Common Stock is listed on the NASDAQ stock market under the symbol “FIBK.” The Issuer’s Class B Common Stock is not listed on any exchange or market, but is convertible at any time into Class A Common Stock on a share for share basis at the discretion of the holder. The conversion feature of the Class B Common Stock does not expire.

Item 2.

(a)	Name of Person Filing:

Julie A. Scott Rose

(b)	Address of Principal Business Office or, if none, Residence:

P.O. Box 30918

Billings, Montana 59116

(c)	Citizenship:

North Carolina, USA

(d)	Title of Class of Securities:

Class A Common Stock and Class B Common Stock

(e)	CUSIP Number:

Class A Common Stock: 32055Y 201

Class B Common Stock: 32055Y 300

Item 3.	If this statement if filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

Julie A. Scott Rose beneficially owns 779,367 shares of Common Stock (of which 776,471 shares are Class B Common Stock and 2,896 shares are Class A Common Stock), representing 3.8%, of the Class A Common Stock and 3.2% of the Class B Common Stock.

Ms. Rose has sole voting and dispositive power for 779,367 shares of Common Stock, which includes 665,044 shares of Common Stock (of which 664,120 shares are Class B Common Stock and 924 shares are Class A Common Stock) held as trustee of the Julie Scott Rose Revocable Trust, 83,831 shares of Class B Common Stock held by three separate trusts, of which Ms. Rose is the trustee of each trust, 27,892 shares of Common Stock underlying stock options that are currently exercisable or exercisable within 60 days of the date hereof (of which 25,920 are Class B and 1,972 are Class A), and 2,600 shares held individually, all of which are Class B Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    ☒.

Item 6.	Ownership of More than Five Percent of Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2014
Date

/s/ JULIE A. SCOTT ROSE
Signature

Julie A. Scott Rose
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).